DESCRIPTION OF THE OFFERINGS AND NOTES

The following description is a summary of the offer and sale of shares of Convertible Promissory Notes in BatteryXchange, Inc. (the "Company") in two combined but separate offerings: (i) a Regulation Crowdfunding offering (the "Regulation Crowdfunding Offering") and (ii) a Regulation D, Rule 506(c) offering (the "Accredited Investor Offering"). The Regulation Crowdfunding Offering and the Accredited Investor Offering are collectively referred to as the "Offerings." As the context requires, each of the Offerings may also be referred to as an "Offering" with respect to the particular offering in which an investor participates.

This summary does not purport to be complete, and is qualified in its entirety by reference to the Company's profile page (located at https://localstake.com/businesses/battery-xchange) (the "Company Offering Profile") and all offering materials and information contained or referenced therein, (the "Offering Materials"). The capitalized terms used in this section that are not otherwise defined herein shall have the meanings ascribed in the Offering Materials. Prospective investors are encouraged to review fully such profile, materials and information before making a decision to invest in the Company. Certain features of the Offerings are as follows:

THE OFFERINGS

Issuer:	BatteryXchange, Inc., a Delaware corporation (the "Company").
Securities to be Issued:	Convertible Promissory Notes (each a "Note" and together the "Notes"). The Notes shall be unsecured general obligations of the Company and will be subordinated to any Senior Debt of the Company.
Amount of the Offerings:	The Company is seeking to raise between a minimum of $86,000 (the "Minimum Offering Amount") and a maximum of $716,000 (the "Maximum Offering Amount").
Minimum Investment:	The minimum investment that will be accepted by the Company from a Qualified Investor (as defined below) in both the Regulation Crowdfunding Offering and the Accredited Investor Offering is $250; unless otherwise agreed to by the Company in limited circumstances.
Investor Suitability:	The Company is conducting the Offerings in reliance on the exemptions from registration under the federal Securities Act of 1933, as amended (the "Securities Act"). The Regulation Crowdfunding Offering is being made pursuant to the exemption set forth in Section 4(a)(6) of the Securities Act and in accordance with Section 4A of the Securities Act and Regulation Crowdfunding promulgated thereunder. The Accredited Investor Offering is being made pursuant to the exemption set forth in Section 4(a)(2) of the Securities Act and in accordance with Rule 506(c) of Regulation D promulgated thereunder. The Accredited Investor Offering will be made solely to persons who qualify as "accredited investors" as defined in Rule 501(a) of Regulation D ("Accredited Investors") and who provide sufficient evidence to verify that such persons are Accredited Investors.
	Regulation Crowdfunding sets forth certain statutory investment limitations for purchasers of securities offered pursuant thereto. The Notes will be offered and sold in the Regulation Crowdfunding Offering only to persons whose investment in the Notes, together with any other investments made in any Regulation Crowdfunding offering during the 12-month period preceding the date of such transaction, does not exceed: (i) the greater of $2,200 or 5 percent of the lesser of the investor's annual income or net worth if either the investor's annual income or net worth is less than $107,000; or (ii) 10 percent of the lesser of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000. Investors who meet the foregoing requirements in the Regulation Crowdfunding Offering, together with Accredited Investors in the Accredited Investor Offering, are collectively referred to as "Qualified Investors."
Subscription Documents:	Investors interested in subscribing for the Notes will be required to complete and return to the Company the Note and the applicable Subscription Agreement and Qualified Investor Questionnaire (depending on the Offering in which they participate). Payment of the investment amount is preferred via electronic ACH transfer, but may also be made by check or domestic wire in limited circumstances. Instructions for each method of payment will be provided upon

investment via the Company Offering Profile.

Closings:	The Offerings will be available to potential investors until the final closing of the sale and purchase of the Notes (the "Final Closing"), which will occur upon the earlier of (i) the date the Company has closed on the purchase and sale of Notes for the Maximum Offering Amount, (ii) September 30th, 2020 at 11:59 PM EST, or (iii) the Company terminates the Offerings in its sole and absolute discretion (the "Termination Date").

The Notes are offered by the Company on a best efforts, minimum-maximum basis as summarized herein. As such, the Offerings are contingent upon the Company's receipt of the Minimum Offering Amount, as well as the Company's receipt of a minimum of $25,000 in proceeds from the Regulation Crowdfunding Offering (the "Crowdfunding Minimum") prior to the Termination Date. All funds received from Investors will be held in an escrow account (the "Escrow Account") established with Kingdom Trust Company, as escrow agent (the "Escrow Agent"), until the Minimum Offering Amount and the Crowdfunding Minimum have been satisfied. Once the Minimum Offering Amount and the Crowdfunding Minimum have been received by the Escrow Agent in the Escrow Account (pursuant to the terms of an escrow agreement to be entered into between the Escrow Agent and the Placement Agent (as defined below)) and provided that (i) the Company has provided advance written notice to investors of at least five (5) business days, (ii) the Regulation Crowdfunding Offering has been available on the Company Offering Profile for a minimum of twenty-one (21) days, (iii) there has been no material change that would require an extension of the Regulation Crowdfunding Offering and reconfirmation of the investment commitment, and (iv) the Escrow Account continues to meet the Minimum Offering Amount and the Crowdfunding Minimum at the end of the five business day period after investors have been notified of the closing, the Escrow Agent will initiate the transfer of investor funds (net of the placement fee to be paid to the placement agent, Localstake Marketplace LLC (the "Placement Agent")) from the Escrow Account to a deposit account maintained by the Company (the "Initial Closing"), which funds shall constitute net proceeds usable by the Company for the purposes summarized below.

After the Initial Closing, additional investor funds will be held in the Escrow Account until, and at such time as, the Placement Agent chooses, in its sole discretion, to direct the Escrow Agent to release the additional investor funds, to be facilitated using the same procedures identified herein for the Initial Closing. If the Company receives investment commitments in the Offerings for greater than the Maximum Offering Amount, the Company will accept such commitments up to the Maximum Offering Amount at its discretion.

Use of proceeds:	The Company intends to use the net proceeds of the Offerings for startup development, building inventory, marketing and sales, and hiring, as explained in further detail on the Funding tab of the Company Offering Profile.
Placement Agent:	As compensation for the Placement Agent's services in connection with the Offerings, Localstake Marketplace LLC shall be entitled to receive a placement fee paid by the Company (the "Placement Fee"). Below is a breakdown of the Gross Proceeds, estimated Placement Fee and Net Proceeds for the Offerings.

For Minimum Offering Amount
- Gross Proceeds: $86,000
- Estimated Placement Fee: $4,300
- Net Proceeds: $81,700

For Maximum Offering Amount
- Gross Proceeds: $716,000
- Estimated Placement Fee: $35,800
- Net Proceeds: $680,200

(1) Estimated placement fee payable by the Company to Localstake Marketplace LLC. The Company will pay a Placement Fee of 5.0% on all Gross Proceeds received by the Company from the sale of the Notes in the Offerings. The resulting aggregate Placement Fee does not include a

$1,000 Offering Preparation fee paid prior to the Offerings.

TERMS OF THE NOTES

Interest Rate:
Four percent (4.0%) per annum compounded annually (365-day basis).

Maturity:
The entire outstanding principal amount of the Note, together with all accrued and unpaid interest thereon, shall become immediately due and payable upon demand made in writing by the Holder to the Company any time upon or after 24 months following the effective date of the Note.

No Optional Prepayment:
The Company shall not be entitled to prepay the Note in whole or in part, except to the extent expressly permitted in writing by the Administrative Agent and the Majority Investors.

Prepayment upon a Sale Transaction:
Unless previously converted as provided for herein, the Company shall prepay an amount equal to two times (2x) the original principal amount of the Notes, less any previous payments of principal or interest, upon the occurrence of a Sale Transaction occurring prior to the Maturity Date.

Automatic Conversion Upon a Qualified Financing:
In the event the Company issues and sells any Equity Securities with an aggregate sales price of not less than One Million Dollars ($1,000,000), (a "Qualified Financing"), then the Notes shall automatically convert upon the closing of such Qualified Financing, into Preferred Series A1 voting shares of the Company for all Major Purchasers (defined as Investors investing $10,000 or greater) and Preferred Series A2 non-voting shares of the Company for all other Investors (as such share classes are defined in the Governing Documents of the Company), at a conversion price (the "Conversion Price") equal to the lesser of the following: (i) 80% of the lowest price per share paid by the investors purchasing Equity Securities in the Qualified Financing (such percentage, the "Conversion Discount"); or (ii) the number equal to (A) $4,000,000 (or $3,500,000 for Major Purchasers and those Investors investing the first $86,000 in the Offerings; such number, the "Valuation Cap") divided by (B) the number of shares of the Company then outstanding.

Optional Conversion:
If the Notes have not been converted to Equity Securities of the Company prior to the Maturity Date, then, at any time after the Maturity Date until repayment thereof, the Notes may be converted upon the approval of the Administrative Agent and the Majority Investors into Equity Securities of the Company on such terms as agreed upon by the Company, the Administrative Agent and the Majority Investors at the time of the conversion, with the number of shares of Equity Securities being issued to the Investor equal to the Outstanding Debt divided by the conversion price, with such conversion price calculated as (A) the Valuation Cap divided by (B) the number of the Company's Outstanding Shares (an "Optional Conversion").

Information Rights:
The Company will use its reasonable best efforts to deliver to each holder of Notes: (a) unaudited quarterly financial statements of the Company within thirty (30) days after the end of each calendar quarter (other than the last calendar quarter of the year); (b) management commentary on the Company's operations, sales and financial condition within thirty (30) days after the end of each calendar quarter; (c) annual financial statements of the Company within ninety (90) days after the end of each fiscal year, which may or may not be audited, as determined in the sole discretion of the officers or directors of the Company; and (d) any other information required to be provided to Investors under applicable securities laws.

Transfer Restrictions:
The Notes are subject to restrictions on transferability and resale and may not be transferred or resold by any investor except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption from these laws, or

if the Company has received an opinion of counsel satisfactory to it that registration under such laws is not required.

Specific to the investors participating in the Regulation Crowdfunding Offering, the Notes may not be transferred or resold during the one-year period beginning when the Notes were issued, unless the Notes are transferred (i) to the Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. The term "member of the family of the investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in- law, daughter-in-law, brother- in-law, or sister-in-law of the investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Amendment: The Notes may be amended with the consent of the Company, the Administrative Agent, and the Majority Investors.

Mandatory Binding Arbitration: Any Claims made under the Notes are subject to a binding Arbitration Provision, with such arbitration being conducted in the nearest available location to Charlotte, NC.

Other Rights: The Company may, in its sole and absolute discretion, enter into additional agreements with one or more investors granting such investors additional contractual rights.